Exhibit 12.1

Enphase Energy, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	2010	2011	2012	2013	2014	Nine Months Ended Sep. 30, 2015
Earnings:
Loss from operations before income taxes	$(20,717)	$(28,712)	$(31,161)	$(22,158)	$(4,429)	$(4,138)
Add: Total fixed charges (per below)	1,019	3,366	4,338	2,771	2,587	1,118

Total earnings (loss)	$(19,698)	$(25,346)	$(26,823)	$(19,387)	$(1,842)	$(3,020)

Fixed charges:
Interest incurred	$914	$3,006	$3,616	$1,625	$1,389	$203
Amortization of debt discount and deferred financing costs	—	—	—	429	482	121
Portion of rental expense representative of the interest factor	105	360	722	717	716	794

Total fixed charges	$1,019	$3,366	$4,338	$2,771	$2,587	$1,118

Ratio of earnings to fixed charges(1)	*	*	*	*	*	*

Deficiency in the coverage of fixed charges by earnings(2)	$(20,717)	$(28,712)	$(31,161)	$(22,158)	$(4,429)	$(4,138)

(1)	In each of the periods presented, earnings were not sufficient to cover fixed charges.
(2)	For purposes of these calculations, “earnings” consist of loss from operations before income taxes plus fixed charges. “Fixed charges” consist of interest expense and the estimated interest within rental expense. Interest expense resulting from the extinguishment of debt has been excluded from fixed charges.